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JUNE 4, 1996                                                   NASDAQ:  (NLMC)


                NLMC PROGRESSES IN INDONESIA AND SOUTH AMERICA

North Lily Mining is finalizing arrangements for the acquisition of Tamarine Ventures Ltd., a Vancouver-based company focussed on the South East Asian fast ferry business. Tamarine has now signed a Memorandum of Understanding with an Indonesian company to seek to acquire and operate ferry routes. It is intended to license, finance and operate roll-on-roll-off truck ferries known as Ro-Ro's in the first phase, and then to introduce modern, fast catamarans for passengers and vehicles as a second stage.

Tamarine Chairman, John Twohig stated "This enterprise has the potential to be an important fast ferry operation in one of the centers of South East Asia growth. Indonesia is a nation wider than Canada and the U.S.A. with over 16,000 islands. Marine infrastructure is therefore a key growth industry in a country which intends having a modern, fast and efficient marine transportation system. With the project also anticipating terminal infrastructure requirements, its proposed scope is prodigious and its growth potential is vast."

The acquisition of Tamarine Ventures by NLMC is now anticipated to be consummated, subject to regulatory and stockholder approval, by end July. At that time, the share capital of NLMC is to be consolidated by exchanging ten old shares for one post consolidation share, and the name of the Company would be changed to Tamarine/NLMC.

NLMC has been in the mining business for 70 years and continues its mining division from its Denver headquarters. The Company historically produced gold, silver, lead, zinc and copper in Tintic, Utah; gold in Saskatchewan, Canada; and copper in Chile. It holds 12,000 acres of land 70 miles south of Salt Lake City, 25% of which is leased for mining, but 75% of which is subject to real estate appreciation as land is developed in the population corridor growing south of Salt Lake City.

Speaking from Denver, NLMC President, Stephen Flechner said "Pursuit of the fast-ferry business in Indonesia has led to gold exploration property opportunities being preliminarily investigated in Indonesia." Meanwhile, Yuma Gold (VSE) has announced that it is proceeding to acquire and develop the Tuina copper mine project in northern Chile, subject to NLMC's 26% participating interest. In Bolivia, Minera American Barrick Bolivia S.A. (subsidiary of Barrick Resources) has commenced geologic reconnaissance at its own cost on the Company's property in the San Simon greenstone belt near the Brazilian Shield. NLMC is entitled to Barricks's results and is currently planning its own sampling program; but neither party is obligated to negotiate any further agreement. Eaglecrest Exploration (VSE) has commenced drilling on nearby gold targets contained in quartz veins and stockworks, some of which geologically appear to continue onto or repeat on the Company's properties.

Mr. Flechner noted that while management and the directors are pleased with progress to date, no assurance can yet be given of successful completion of the above endeavors and related financing.

Contact:   Stephen Flechner or Gene Webb (303)-294-0427
           Nigel Horsley, Tamarine (604)-687-7593